                              CIK: 0001688912
              CCC: dztpdz6*

   APP WD

Donald Rivers Goolsby Authorized Representative
5247 Wilson Mills Rd. #544
Richmond Heights, Ohio;  near[44143]

   Form 40-APP filed in error please withdraw application.

   Signature; DONALD RIVERS GOOLSBY WHFIT

      BY; Donald Rivers Goolsby
      Title; Executor/Authorized Representaaative UCC1-207/308